[redacted]

09055585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NY	11729
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 4 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. K. Aufhauser
Signature

Pres.
Title

Sworn to before me this 23rd
day of February 2009
Lena A. Dimino
Notary Public

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 7 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES INC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Road
Deer Park, New York 11729
(631) 595-2073

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have audited the statement of financial condition of Aufhauser Securities Inc. as of December 31, 2008, and he related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities Inc. as of December 31, 2008 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, I have examined the supplementary schedules on page 8 to 10 and, in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant
Deer Park, New York
February 19, 2009

AUFHAUSER SECURITIES INC.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 979,945
Due from Broker	757,952
	$1,737,897

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to Broker	$ 1,082
Taxes Payable	108,388
Accrued Expenses	266,993
Total Liabilities	376,463
Stockholders' Equity:	
Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding	30,000
Paid-In Capital	480,000
Retained Earnings	851,434
	1,361,434
	$1,737,897

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commissions	$2,440,718
Interest Income	59,846
Gain on Sale of Securities	(27,592)
Other Income	91,350
	2,564,322
Expenses	2,276,275
Income before Income Taxes	288,047
Income Taxes:	
Federal Income Tax	67,980
New York State & City	67,682
	135,662
Net Income before extraordinary items	152,385
Extraordinary items:	
Federal income tax prior year	(41,547)
Net Income	110,838
Retained Earnings - Beginning of the year	740,596
Retained Earnings - End of the year	$ 851,434

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income	$110,838
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	(357,817)
Increase (Decrease)in Due to Broker	(44,153)
(Decrease)Increase in Taxes Payable	96,300
Decrease in securities	230
(Increase) Decrease in Prepaid Taxes	9,483
Increase(Decrease) in Accrued Expenses	(90,664)
Net cash used for operating activities	(275,783)
Net (decrease)in cash	(275,783)
Cash at beginning of year	1,255,728
Cash at end of year	$ 979,945

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid In Capital	Retained Earnings
Balance at January 1, 2008	$ 30,000	$480,000	$740,596
Net Income	-	-	110,838
Balance at December 31, 2008	$ 30,000	$480,000	$851,434

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - **Nature of Business and Significant Accounting Policies:**

Aufhauser Securities, Inc., (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Note 2 - **Net Capital Requirements**:

The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2008 the Company's Net Capital was $1,111,434 in excess of the required Net Capital.

Note 3 - **Contingent Liabilities**:

Under an agreement with its clearing broker dated January 15, 1996, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 4- **Related Party Transactions**:

The company rents office space from the owner's spouse, and pays payroll and related benefits through an affiliated company.

SUPPLEMENTARY INFORMATION

AUFHAUSER SECURITIES INC.

EXPENSES

YEAR ENDED DECEMBER 31, 2008

Salaries	$1,003,727
Clearing Charges	484,311
Other Pershing Charges	24,230
Regulatory Fees	27,021
Interest	7,336
Operations	729,650
	$2,276,275

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2008

1.	Total Ownership Equity	$1,361,434
2.	Less: Non Allowable Assets	-
		1,361,434
3.	Add: Subordinated Liabilities	-
		1,361,434
4.	Less: Haircuts on Securities	-
5.	Tentative Net Capital	1,361,434
7.	Net Capital	$1,361,434

AUFHAUSER SECURITIES INC.

YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 25,110
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	1,361,434
5.	Excess Net Capital	$1,111,434

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$ 376,463
7.	Non Aggregate Indebtedness Liabilities	-
		$ 376,463

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2008

Audited Net Capital	$1,361,434
Net Capital per Focus Part IIA	$1,374,066
Difference	$ 12,632
Tax Accrual	$ 12,632

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 20, 2009

Aufhauser Securities Inc.
New York, New York

Gentlemen:

I have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2008 and have issued a report thereon dated February 19, 2009. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2008 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2008 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 20, 2009

END